Interim Consolidated Financial Statements
(unaudited)
For the period ended September 30, 2005
EnCana Corporation
U.S. DOLLARS

Third quarter report
for the period ended September 30, 2005
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions, except per share amounts)		2005	2004	2005	2004

REVENUES, NET OF ROYALTIES	(Note 2)
Upstream		$2,680	$1,861	$7,013	$5,253
Midstream & Market Optimization		1,348	889	3,914	3,206
Corporate — Unrealized (loss) on risk management		(939)	(430)	(1,596)	(859)
— Other		—	—	—	2

		3,089	2,320	9,331	7,602

EXPENSES	(Note 2)
Production and mineral taxes		107	79	291	216
Transportation and selling		139	118	406	390
Operating		432	340	1,177	960
Purchased product		1,244	800	3,540	2,909
Depreciation, depletion and amortization		677	605	2,038	1,761
Administrative		78	43	205	136
Interest, net		218	106	419	284
Accretion of asset retirement obligation	(Note 8)	9	7	27	16
Foreign exchange (gain)	(Note 5)	(213)	(290)	(63)	(213)
Stock-based compensation		4	5	12	14
(Gain) on divestitures	(Note 4)	—	—	—	(35)

		2,695	1,813	8,052	6,438

NET EARNINGS BEFORE INCOME TAX		394	507	1,279	1,164
Income tax expense	(Note 6)	128	75	352	141

NET EARNINGS FROM CONTINUING OPERATIONS		266	432	927	1,023
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	(Note 3)	—	(39)	133	(90)

NET EARNINGS		$266	$393	$1,060	$933

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 11)
Basic		$0.31	$0.47	$1.06	$1.11
Diluted		$0.30	$0.46	$1.04	$1.10

NET EARNINGS PER COMMON SHARE	(Note 11)
Basic		$0.31	$0.43	$1.21	$1.01
Diluted		$0.30	$0.42	$1.19	$1.00

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Nine Months Ended
		September 30,
($ millions)		2005	2004

RETAINED EARNINGS, BEGINNING OF YEAR		$7,935	$5,276
Net Earnings		1,060	933
Dividends on Common Shares		(174)	(137)
Charges for Normal Course Issuer Bid	(Note 9)	(1,495)	(126)
Charges for Shares Repurchased and Held	(Note 9)	(147)	—

RETAINED EARNINGS, END OF PERIOD		$7,179	$5,946

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		September 30,	December 31,
($ millions)		2005	2004

ASSETS
Current Assets
Cash and cash equivalents		$146	$602
Accounts receivable and accrued revenues		2,843	1,898
Risk management	(Note 12)	432	336
Inventories		680	513
Assets of discontinued operations	(Note 3)	309	156

		4,410	3,505

Property, Plant and Equipment, net	(Note 2)	23,891	23,140
Investments and Other Assets		461	334
Risk Management	(Note 12)	316	87
Assets of Discontinued Operations	(Note 3)	1,674	1,623
Goodwill		2,599	2,524

	(Note 2)	$33,351	$31,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,460	$1,879
Income tax payable		475	359
Risk management	(Note 12)	1,948	241
Liabilities of discontinued operations	(Note 3)	331	280
Current portion of long-term debt	(Note 7)	219	188

		5,433	2,947

Long-Term Debt	(Note 7)	8,225	7,742
Other Liabilities		116	118
Risk Management	(Note 12)	308	192
Asset Retirement Obligation	(Note 8)	674	611
Liabilities of Discontinued Operations	(Note 3)	177	102
Future Income Taxes		4,615	5,193

		19,548	16,905

Shareholders’ Equity
Share capital	(Note 9)	5,107	5,299
Share options, net		—	10
Paid in surplus		110	28
Retained earnings		7,179	7,935
Foreign currency translation adjustment		1,407	1,036

		13,803	14,308

		$33,351	$31,213

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2005	2004	2005	2004

OPERATING ACTIVITIES
Net earnings from continuing operations		$266	$432	$927	$1,023
Depreciation, depletion and amortization		677	605	2,038	1,761
Future income taxes	(Note 6)	(41)	(28)	(716)	(370)
Cash tax on sale of assets	(Note 4)	—	—	591	—
Unrealized loss on risk management	(Note 12)	938	426	1,593	852
Unrealized foreign exchange (gain)		(202)	(193)	(79)	(122)
Accretion of asset retirement obligation	(Note 8)	9	7	27	16
(Gain) on divestitures	(Note 4)	—	—	—	(35)
Other		176	10	262	51

Cash flow from continuing operations		1,823	1,259	4,643	3,176
Cash flow from discontinued operations		108	104	273	313

Cash flow		1,931	1,363	4,916	3,489
Net change in other assets and liabilities		(160)	(25)	(174)	(71)
Net change in non-cash working capital from continuing operations		(543)	(387)	(659)	(402)
Net change in non-cash working capital from discontinued operations		(18)	117	(75)	287

		1,210	1,068	4,008	3,303

INVESTING ACTIVITIES
Business combination with Tom Brown, Inc.		—	—	—	(2,335)
Capital expenditures	(Note 2)	(1,635)	(1,002)	(4,606)	(3,308)
Proceeds on disposal of assets	(Note 4)	34	940	2,493	1,359
Cash tax on sale of assets	(Note 4)	—	—	(591)	—
Equity investments		—	8	—	52
Net change in investments and other		35	(8)	27	(25)
Net change in non-cash working capital from continuing operations		(355)	14	93	(98)
Discontinued operations		(90)	(221)	(197)	(599)

		(2,011)	(269)	(2,781)	(4,954)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		1,691	(662)	976	(215)
Issuance of long-term debt		428	1,000	428	3,761
Repayment of long-term debt		(958)	(1,205)	(959)	(1,754)
Issuance of common shares	(Note 9)	86	30	270	184
Purchase of common shares	(Note 9)	(452)	—	(2,114)	(230)
Dividends on common shares		(64)	(45)	(174)	(137)
Other		(105)	(6)	(108)	(11)

		626	(888)	(1,681)	1,598

DEDUCT: FOREIGN EXCHANGE GAIN ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		4	—	2	—

DECREASE IN CASH AND CASH EQUIVALENTS		(179)	(89)	(456)	(53)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		325	149	602	113

CASH AND CASH EQUIVALENTS, END OF PERIOD		$146	$60	$146	$60

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2004.
2. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Africa, South America, the Middle East and Greenland.

•	Midstream & Market Optimization is conducted by the Midstream & Marketing division. Midstream includes natural gas storage, natural gas liquids processing and power generation. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Midstream & Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Midstream & Market Optimization purchases substantially all of the Company’s North American Upstream production. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 3.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended September 30)

			Midstream & Market
	Upstream		Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$2,680	$1,861	$1,348	$889
Expenses
Production and mineral taxes	107	79	—	—
Transportation and selling	133	114	6	4
Operating	348	262	85	77
Purchased product	—	—	1,244	800
Depreciation, depletion and amortization	649	583	9	8

Segment Income	$1,443	$823	$4	$—

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$(939)	$(430)	$3,089	$2,320
Expenses
Production and mineral taxes	—	—	107	79
Transportation and selling	—	—	139	118
Operating	(1)	1	432	340
Purchased product	—	—	1,244	800
Depreciation, depletion and amortization	19	14	677	605

Segment Income (Loss)	$(957)	$(445)	490	378

Administrative			78	43
Interest, net			218	106
Accretion of asset retirement obligation			9	7
Foreign exchange gain			(213)	(290)
Stock-based compensation			4	5
Gain on divestitures			—	—

			96	(129)

Net Earnings Before Income Tax			394	507
Income tax expense			128	75

Net Earnings From Continuing Operations			$266	$432

*	For the three months ended September 30, the unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see also Note 12):

	2005	2004

Revenues, Net of Royalties — Corporate	$(939)	$(429)
Operating Expenses and Other — Corporate	(1)	1

Total Unrealized Loss on Risk Management — Continuing Operations	$(938)	$(430)

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended September 30)

Upstream	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$1,807	$1,283	$797	$512
Expenses
Production and mineral taxes	24	23	83	56
Transportation and selling	84	91	49	23
Operating	207	170	56	32
Depreciation, depletion and amortization	485	445	157	131

Segment Income	$1,007	$554	$452	$270

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$76	$66	$2,680	$1,861
Expenses
Production and mineral taxes	—	—	107	79
Transportation and selling	—	—	133	114
Operating	85	60	348	262
Depreciation, depletion and amortization	7	7	649	583

Segment Income (Loss)	$(16)	$(1)	$1,443	$823

					Total Midstream
Midstream & Market Optimization	Midstream		Market Optimization		& Market Optimization
	2005	2004	2005	2004	2005	2004

Revenues	$195	$158	$1,153	$731	$1,348	$889
Expenses
Transportation and selling	—	—	6	4	6	4
Operating	67	65	18	12	85	77
Purchased product	115	88	1,129	712	1,244	800
Depreciation, depletion and amortization	8	8	1	—	9	8

Segment Income (Loss)	$5	$(3)	$(1)	$3	$4	$—

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Upstream Geographic and Product Information (Continuing Operations) (For the three months ended September 30)

			Produced Gas
	Canada		United States		Total
Produced Gas	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$1,317	$970	$726	$462	$2,043	$1,432
Expenses
Production and mineral taxes	19	18	77	51	96	69
Transportation and selling	70	72	49	23	119	95
Operating	134	99	56	32	190	131

Operating Cash Flow	$1,094	$781	$544	$356	$1,638	$1,137

	Oil & NGLs
	Canada		United States		Total
Oil & NGLs	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$490	$313	$71	$50	$561	$363
Expenses
Production and mineral taxes	5	5	6	5	11	10
Transportation and selling	14	19	—	—	14	19
Operating	73	71	—	—	73	71

Operating Cash Flow	$398	$218	$65	$45	$463	$263

	Other		Total Upstream
Other & Total Upstream	2005	2004	2005	2004

Revenues, Net of Royalties	$76	$66	$2,680	$1,861
Expenses
Production and mineral taxes	—	—	107	79
Transportation and selling	—	—	133	114
Operating	85	60	348	262

Operating Cash Flow	$(9)	$6	$2,092	$1,406

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the nine months ended September 30)

			Midstream & Market
	Upstream		Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$7,013	$5,253	$3,914	$3,206
Expenses
Production and mineral taxes	291	216	—	—
Transportation and selling	390	370	16	20
Operating	936	740	244	224
Purchased product	—	—	3,540	2,909
Depreciation, depletion and amortization	1,957	1,657	27	60

Segment Income (Loss)	$3,439	$2,270	$87	$(7)

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$(1,596)	$(857)	$9,331	$7,602
Expenses
Production and mineral taxes	—	—	291	216
Transportation and selling	—	—	406	390
Operating	(3)	(4)	1,177	960
Purchased product	—	—	3,540	2,909
Depreciation, depletion and amortization	54	44	2,038	1,761

Segment Income (Loss)	$(1,647)	$(897)	1,879	1,366

Administrative			205	136
Interest, net			419	284
Accretion of asset retirement obligation			27	16
Foreign exchange gain			(63)	(213)
Stock-based compensation			12	14
Gain on divestitures			—	(35)

			600	202

Net Earnings Before Income Tax			1,279	1,164
Income tax expense			352	141

Net Earnings From Continuing Operations			$927	$1,023

*	For the nine months ended September 30, the unrealized loss on risk management is recorded in the Consolidated Statement of Earnings as follows (see also Note 12):

	2005	2004

Revenues, Net of Royalties — Corporate	$(1,596)	$(859)
Operating Expenses and Other — Corporate	(3)	(4)

Total Unrealized Loss on Risk Management — Continuing Operations	$(1,593)	$(855)

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the nine months ended September 30)
Upstream

	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$4,747	$3,770	$2,071	$1,313
Expenses
Production and mineral taxes	75	61	216	155
Transportation and selling	256	277	134	93
Operating	599	505	148	80
Depreciation, depletion and amortization	1,416	1,296	516	330

Segment Income	$2,401	$1,631	$1,057	$655

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$195	$170	$7,013	$5,253
Expenses
Production and mineral taxes	—	—	291	216
Transportation and selling	—	—	390	370
Operating	189	155	936	740
Depreciation, depletion and amortization	25	31	1,957	1,657

Segment Income (Loss)	$(19)	$(16)	$3,439	$2,270

					Total Midstream
Midstream & Market Optimization	Midstream		Market Optimization		& Market Optimization
	2005	2004	2005	2004	2005	2004

Revenues	$930	$881	$2,984	$2,325	$3,914	$3,206
Expenses
Transportation and selling	—	—	16	20	16	20
Operating	204	192	40	32	244	224
Purchased product	630	655	2,910	2,254	3,540	2,909
Depreciation, depletion and amortization	26	58	1	2	27	60

Segment Income (Loss)	$70	$(24)	$17	$17	$87	$(7)

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Upstream Geographic and Product Information (Continuing Operations) (For the nine months ended September 30)
Produced Gas

	Produced Gas
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$3,634	$2,887	$1,891	$1,198	$5,525	$4,085
Expenses
Production and mineral taxes	56	46	198	142	254	188
Transportation and selling	211	222	134	93	345	315
Operating	377	297	148	80	525	377

Operating Cash Flow	$2,990	$2,322	$1,411	$883	$4,401	$3,205

     Oil & NGLs

	Oil & NGLs
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$1,113	$883	$180	$115	$1,293	$998
Expenses
Production and mineral taxes	19	15	18	13	37	28
Transportation and selling	45	55	—	—	45	55
Operating	222	208	—	—	222	208

Operating Cash Flow	$827	$605	$162	$102	$989	$707

Other & Total Upstream

	Other		Total Upstream

	2005	2004	2005	2004

Revenues, Net of Royalties	$195	$170	$7,013	$5,253
Expenses
Production and mineral taxes	—	—	291	216
Transportation and selling	—	—	390	370
Operating	189	155	936	740

Operating Cash Flow	$6	$15	$5,396	$3,927

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Upstream
Canada	$912	$634	$2,806	$2,337
United States	647	328	1,540	854
Other Countries	10	15	39	49

	1,569	977	4,385	3,240
Midstream & Market Optimization	32	15	172	40
Corporate	34	10	49	28

Total	$1,635	$1,002	$4,606	$3,308

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		September 30,	December 31,	September 30,	December 31,
		2005	2004	2005	2004

Upstream		$22,670	$22,097	$27,640	$26,118
Midstream & Market Optimization		971	804	2,449	1,904
Corporate		250	239	1,279	1,412
Assets of Discontinued Operations	(Note 3)			1,983	1,779

Total		$23,891	$23,140	$33,351	$31,213

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. DISCONTINUED OPERATIONS
Ecuador

At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.
In accordance with Canadian generally accepted accounting principles, depletion, depreciation and amortization expense has not been recorded in the Consolidated Statement of Earnings for discontinued operations.
On September 13, 2005, EnCana announced it had reached an agreement to sell all its interest in its Ecuador properties for $1.42 billion, which is approximately equivalent to the asset’s net book value at July 1, 2005, the referenced effective date of the transaction. Net earnings for the third quarter were $123 million. However, at September 30, 2005, a provision of $123 million has been recorded against the net book value to recognize management’s best estimate of the difference between the selling price and the September 30, 2005 underlying accounting value of the related investments at the sales date, as required under Canadian generally accepted accounting principles.
United Kingdom

On December 1, 2004, the Company completed the sale of its 100 percent interest in EnCana (U.K.) Limited for net cash consideration of approximately $2.1 billion. EnCana’s U.K. operations included crude oil and natural gas interests in the U.K. central North Sea including the Buzzard, Scott and Telford oil fields, as well as other satellite discoveries and exploration licenses. A gain on sale of approximately $1.4 billion was recorded. Accordingly, these operations have been accounted for as discontinued operations.
Consolidated Statement of Earnings

The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended September 30,
	Ecuador		United Kingdom		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$291	$108	$—	$30	$291	$138

Expenses
Production and mineral taxes	49	18	—	—	49	18
Transportation and selling	15	16	—	10	15	26
Operating	38	30	—	12	38	42
Depreciation, depletion and amortization	123	63	—	26	123	89
Interest, net	—	—	—	(3)	—	(3)
Accretion of asset retirement obligation	—	—	—	1	—	1
Foreign exchange loss (gain)	(1)	1	—	1	(1)	2

	224	128	—	47	224	175

Net Earnings (Loss) Before Income Tax	67	(20)	—	(17)	67	(37)
Income tax expense (recovery)	67	9	—	(7)	67	2

Net Loss From Discontinued Operations	$—	$(29)	$—	$(10)	$—	$(39)

	For the nine months ended September 30,
	Ecuador		United Kingdom		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties *	$723	$298	$—	$126	$723	$424

Expenses
Production and mineral taxes	101	42	—	—	101	42
Transportation and selling	46	49	—	29	46	78
Operating	100	89	—	32	100	121
Depreciation, depletion and amortization	123	197	—	93	123	290
Interest, net	—	(1)	—	(5)	—	(6)
Accretion of asset retirement obligation	1	1	—	3	1	4
Foreign exchange loss (gain)	—	1	(3)	3	(3)	4

	371	378	(3)	155	368	533

Net Earnings (Loss) Before Income Tax	352	(80)	3	(29)	355	(109)
Income tax expense (recovery)	221	(7)	1	(12)	222	(19)

Net Earnings (Loss) From Discontinued Operations	$131	$(73)	$2	$(17)	$133	$(90)

*	Revenues, net of royalties in Ecuador include $105 million of realized losses (2004 — $171 million) and $50 million of unrealized gains (2004 — $134 million of losses) related to derivative financial instruments.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. DISCONTINUED OPERATIONS (continued)
Consolidated Balance Sheet
The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	September 30, 2005			December 31, 2004
		United			United
	Ecuador	Kingdom	Total	Ecuador	Kingdom	Syncrude	Total

Assets
Cash and cash equivalents	$123	$5	$128	$2	$12	$—	$14
Accounts receivable and accrued revenues	159	—	159	111	13	—	124
Risk management	—	—	—	3	—	—	3
Inventories	22	—	22	15	—	—	15

	304	5	309	131	25	—	156
Property, plant and equipment, net	1,317	—	1,317	1,295	—	—	1,295
Investments and other assets	357	—	357	328	—	—	328

	$1,978	$5	$1,983	$1,754	$25	$—	$1,779

Liabilities
Accounts payable and accrued liabilities	$124	$29	$153	$61	$32	$3	$96
Income tax payable	153	3	156	101	—	—	101
Risk management	22	—	22	72	—	—	72

	299	32	331	234	32	3	269
Asset retirement obligation	23	—	23	22	—	—	22
Future income taxes	153	1	154	80	11	—	91

	475	33	508	336	43	3	382

Net Assets of Discontinued Operations	$1,503	$(28)	$1,475	$1,418	$(18)	$(3)	$1,397

Contingencies
In Ecuador, a subsidiary of EnCana has a 40 percent non-operated economic interest in relation to Block 15 pursuant to a contract with a subsidiary of Occidental Petroleum Corporation. In its 2004 filings with Securities regulatory authorities, Occidental Petroleum Corporation indicated that its subsidiary had received formal notification from Petroecuador, the state oil company of Ecuador, initiating proceedings to determine if the subsidiary had violated the Hydrocarbons Law and its Participation Contract for Block 15 with Petroecuador and whether such violations constitute grounds for terminating the Participation Contract.
In its filings, Occidental Petroleum Corporation indicated that it believes it has complied with all material obligations under the Participation Contract and that any termination of the Participation Contract by Ecuador based upon these stated allegations would be unfounded and would constitute an unlawful expropriation under international treaties.
In addition to the above, the Company continues to proceed with its arbitration related to value-added tax (“VAT”) owed to the Company and has been in discussions related to certain income tax matters related to interest deductibility and other matters in Ecuador.
4. DIVESTITURES
Total proceeds received on sale of assets and investments was $2,493 million (2004 — $1,359 million) as described below:
Upstream
In 2005, the Company has completed the disposition of mature conventional oil and natural gas assets for proceeds of $440 million (2004 — $1,358 million).
In May, the Company completed the sale of its Gulf of Mexico assets for approximately $2.1 billion resulting in net proceeds of approximately $1.5 billion after deducting $591 million in tax plus other adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.
Other
In March 2004, the Company sold its equity investment in a well servicing company for approximately $44 million, recording a pre-tax gain of $34 million.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. FOREIGN EXCHANGE (GAIN)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Unrealized Foreign Exchange Gains on Translation of U.S. Dollar Debt Issued in Canada	$(205)	$(193)	$(140)	$(122)
Other Foreign Exchange (Gain) Loss	(8)	(97)	77	(91)

	$(213)	$(290)	$(63)	$(213)

6. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Current
Canada	$20	$103	$330	$505
United States	153	3	744	18
Other	(4)	(3)	(6)	(12)

Total Current Tax	169	103	1,068	511

Future	(41)	(28)	(716)	(261)
Future Tax Rate Reductions	—	—	—	(109)

Total Future Tax	(41)	(28)	(716)	(370)

	$128	$75	$352	$141

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Net Earnings Before Income Tax	$394	$507	$1,279	$1,164
Canadian Statutory Rate	37.9%	39.1%	37.9%	39.1%

Expected Income Tax	150	198	485	455

Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	53	51	139	154
Canadian resource allowance	(51)	(63)	(141)	(186)
Canadian resource allowance on unrealized risk management losses	13	8	26	27
Statutory and other rate differences	(25)	(17)	(109)	(47)
Effect of tax rate changes	—	—	—	(109)
Non-taxable capital gains	(43)	(55)	(27)	(41)
Previously unrecognized capital losses (gains)	—	(5)	—	10
Tax basis retained on dispositions	—	(59)	(68)	(162)
Large corporations tax	20	6	24	13
Other	11	11	23	27

	$128	$75	$352	$141

Effective Tax Rate	32.5%	14.8%	27.5%	12.1%

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. LONG-TERM DEBT

	As at	As at
	September 30,	December 31,
	2005	2004

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$2,166	$1,515
Unsecured notes	797	1,309

	2,963	2,824

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	776	399
Unsecured notes and debentures	4,640	4,641

	5,416	5,040

Increase in Value of Debt Acquired *	65	66
Current Portion of Long-Term Debt	(219)	(188)

	$8,225	$7,742

*	Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 22 years.
During the third quarter, EnCana redeemed a number of unsecured notes with a total principal of C$1,150 million. On September 21, 2005, EnCana completed a public offering of unsecured notes in the aggregate principal amount of C$500 million which bear interest at 3.60% and mature on September 15, 2008.
8. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	September 30,	December 31,
	2005	2004

Asset Retirement Obligation, Beginning of Year	$611	$383
Liabilities Incurred	60	98
Liabilities Settled	(29)	(16)
Liabilities Disposed	(23)	(35)
Change in Estimated Future Cash Flows	4	124
Accretion Expense	27	22
Other	24	35

Asset Retirement Obligation, End of Period	$674	$611

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. SHARE CAPITAL

	September 30, 2005		December 31, 2004
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	900.6	$5,299	921.2	$5,305
Shares Issued under Option Plans	13.9	270	19.4	281
Shares Repurchased	(60.7)	(462)	(40.0)	(287)

Common Shares Outstanding, End of Period	853.8	$5,107	900.6	$5,299

Information related to common shares and stock options has been restated to reflect the effect of the common share split approved in April 2005.
Normal Course Issuer Bid
To September 30, 2005, the Company purchased 60,757,198 Common Shares for total consideration of approximately $2,114 million. Of the amount paid, $462 million was charged to Share capital, $10 million was charged to Paid in surplus and $1,642 million was charged to Retained earnings. Included in the above are 5.5 million Common Shares which have been purchased by a wholly owned Trust and are held for issuance upon vesting of units under EnCana’s Performance Share Unit plan (see Note 10).
On October 26, 2004, the Company received regulatory approval for a new Normal Course Issuer Bid commencing October 29, 2004. Under this bid, the Company may purchase for cancellation up to 46,229,000 of its Common Shares, representing five percent of the approximately 924.6 million Common Shares outstanding as of the filing of the bid on October 22, 2004. On February 4, 2005, the Company received regulatory approval for an amendment to the Normal Course Issuer Bid which increases the number of shares available for purchase from five percent of the issued and outstanding Common Shares to ten percent of the public float of Common Shares (a total of approximately 92.2 million Common Shares). The current Normal Course Issuer Bid expires on October 28, 2005.
Stock Options
The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at September 30, 2005. Information related to TSAR’s is included in Note 10.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	36.2	23.15
Exercised	(13.9)	22.90
Forfeited	(0.4)	21.22

Outstanding, End of Period	21.9	23.34

Exercisable, End of Period	17.6	23.19

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

10.00 to 22.99	1.9	2.4	15.87	1.7	15.24
23.00 to 23.50	1.5	0.9	23.17	1.4	23.16
23.51 to 23.99	7.1	2.5	23.89	3.7	23.89
24.00 to 24.49	10.8	1.5	24.18	10.6	24.18
24.51 to 25.99	0.6	2.8	25.25	0.2	25.31

	21.9	1.9	23.34	17.6	23.19

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. SHARE CAPITAL (continued)
EnCana has recorded stock-based compensation expense in the Consolidated Statement of Earnings for stock options granted to employees and directors in 2003 using the fair-value method. Stock options granted in 2004 and 2005 have an associated Tandem Share Appreciation Right attached. Compensation expense has not been recorded in the Consolidated Statement of Earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, pro forma Net Earnings and Net Earnings per Common Share for the three months ended September 30, 2005 would be unchanged (three months ended 2004 — $384 million; $0.42 per common share — basic; $0.41 per common share — diluted). Pro forma Net Earnings and Net Earnings per Common Share for the nine months ended September 30, 2005 would be unchanged (2004 — $906 million; $0.98 per common share — basic; $0.97 per common share diluted).
10. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at September 30, 2005. Additional information is contained in Note 16 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2004.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Current Service Cost	$1	$1	$5	$4
Interest Cost	4	3	11	9
Expected Return on Plan Assets	(3)	(2)	(10)	(8)
Amortization of Net Actuarial Loss	1	1	3	3
Amortization of Transitional Obligation	(1)	—	(2)	(1)
Amortization of Past Service Cost	—	—	1	1
Expense for Defined Contribution Plan	6	3	16	10

Net Benefit Plan Expense	$8	$6	$24	$18

EnCana previously disclosed in its annual audited Consolidated Financial Statements for the year ended December 31, 2004 that it expected to contribute $6 million to its defined benefit pension plans in 2005. The Company now anticipates that it will contribute $8 million to the defined benefit pension plans in 2005. At September 30, 2005, contributions of $8 million have been made.
B) Share Appreciation Rights (“SAR’s”)
The following table summarizes the information about SAR’s at September 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	SAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	930,510	18.31
Exercised	(662,847)	16.35
Forfeited	(1,530)	23.14

Outstanding, End of Period	266,133	23.15

Exercisable, End of Period	266,133	23.15

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	771,860	14.40
Exercised	(419,589)	14.45

Outstanding, End of Period	352,271	14.34

Exercisable, End of Period	352,271	14.34

To September 30, EnCana recorded compensation costs of $19 million related to the outstanding SAR’s (2004 — $4 million).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. COMPENSATION PLANS (continued)
C) Tandem Share Appreciation Rights (“TSAR’s”)
The following table summarizes the information about Tandem SAR’s at September 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	TSAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,735,000	27.77
Granted	7,234,012	39.33
Exercised — SARs	(136,285)	27.24
Exercised — Options	(90,275)	27.26
Forfeited	(379,230)	33.95

Outstanding, End of Period	8,363,222	37.50

Exercisable, End of Period	203,830	27.40

To September 30, EnCana recorded compensation costs of $86 million related to the outstanding TSAR’s (2004 — $1 million).
D) Deferred Share Units (“DSU’s”)
The following table summarizes the information about DSU’s at September 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	DSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	750,612	24.81
Granted, Directors	78,827	43.54
Units, in Lieu of Dividends	3,806	52.26

Outstanding, End of Period	833,245	26.70

Exercisable, End of Period	833,245	26.70

To September 30, EnCana recorded compensation costs of $26 million related to the outstanding DSU’s (2004 — $6 million).
E) Performance Share Units (“PSU’s”)
The following table summarizes the information about PSU’s at September 30, 2005:

		Weighted
		Average
	Outstanding	Grant
	PSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	3,294,206	26.71
Granted	1,726,292	38.16
Forfeited	(270,008)	30.63

Outstanding, End of Period	4,750,490	30.64

Exercisable, End of Period	—	—

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	449,230	20.56
Granted	388,928	30.94
Forfeited	(56,602)	27.82

Outstanding, End of Period	781,556	25.20

Exercisable, End of Period	—	—

To September 30, EnCana recorded compensation costs of $57 million related to the outstanding PSU’s (2004 — $17 million).
At September 30, 2005, EnCana has approximately 5.5 million Common Shares held in trust for issuance upon vesting of the PSU’s.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended				Nine Months Ended
	March 31,	June 30,	September 30,		September 30,
(millions)	2005	2005	2005	2004	2005	2004

Weighted Average Common Shares Outstanding — Basic	891.8	872.0	855.1	923.4	872.9	922.0
Effect of Dilutive Securities	17.2	19.9	20.7	9.0	21.3	12.2

Weighted Average Common Shares Outstanding — Diluted	909.0	891.9	875.8	932.4	894.2	934.2

The amounts above have been restated to reflect the effect of the common share split approved in April 2005.
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized (Loss) Gain on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized
	Q1	Q2	Q3	YTD

Revenues, Net of Royalties	$(20)	$(114)	$(201)	$(335)
Operating Expenses and Other	5	5	7	17

Total Loss on Risk Management — Continuing Operations	(15)	(109)	(194)	(318)
Loss on Risk Management — Discontinued Operations	(23)	(32)	(50)	(105)

	$(38)	$(141)	$(244)	$(423)

	Unrealized
	Q1	Q2	Q3	YTD

Revenues, Net of Royalties	$(972)	$315	$(939)	$(1,596)
Operating Expenses and Other	3	(1)	1	3

Total (Loss) Gain on Risk Management — Continuing Operations	(969)	314	(938)	(1,593)
(Loss) Gain on Risk Management — Discontinued Operations	(20)	31	39	50

	$(989)	$345	$(899)	$(1,543)

Amounts Recognized on Transition
As discussed in Note 2 to the annual audited Consolidated Financial Statements for the year ended December 31, 2004, on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.
At September 30, 2005, a net unrealized gain remains to be recognized over the next four years as follows:

Unrealized
Gain

2005
Three months ended December 31, 2005	$10

Total remaining to be recognized in 2005	$10

2006	$24
2007	15
2008	1

Total to be recognized in 2006 through to 2008	$40

Total to be recognized	$50

Total to be recognized — Continuing Operations	$50
Total to be recognized — Discontinued Operations	—

$50

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to September 30, 2005:

			Total
	Transition	Fair Market	Unrealized
	Amounts	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(72)	$(189)
Change in Fair Value of Contracts in Place at Beginning of Year	—	(1,112)	$(1,112)
Fair Value of Contracts in Place at Transition Realized in 2005	22	(22)	—
Fair Value of Contracts Entered into Since Beginning of Year	—	(431)	(431)

Fair Value of Contracts Outstanding	$(50)	$(1,754)	$(1,543)

Unamortized Premiums Paid on Collars and Options		224

Fair Value of Contracts Outstanding and Premiums Paid, End of Period		$(1,530)

Amounts Allocated to Continuing Operations	$(50)	$(1,508)	$(1,593)
Amounts Allocated to Discontinued Operations	—	(22)	50

	$(50)	$(1,530)	$(1,543)

At September 30, 2005, the net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
September 30, 2005

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$1
Investments and other assets	1

Accounts payable and accrued liabilities	29
Other liabilities	23

Net Deferred Gain — Continuing Operations	50
Net Deferred Loss — Discontinued Operations	—

$50

Risk Management
Current asset	$432
Long-term asset	316

Current liability	1,948
Long-term liability	308

Net Risk Management Liability — Continuing Operations	(1,508)
Net Risk Management Liability — Discontinued Operations	(22)

$(1,530)

A summary of all unrealized estimated fair value financial positions is as follows:

As at
September 30, 2005

Commodity Price Risk
Natural gas	$(1,412)
Crude oil	(117)
Power	4
Interest Rate Risk	17

Total Fair Value Positions — Continuing Operations	(1,508)
Total Fair Value Positions — Discontinued Operations	(22)

$(1,530)

Information with respect to power and interest rate risk contracts in place at December 31, 2004 is disclosed in Note 17 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at September 30, 2005.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At September 30, 2005, the Company’s gas risk management activities from financial contracts had an unrealized loss of $1,544 million and a fair market value position of $(1,412) million. The contracts were as follows:

	Notional
	Volumes			Fair Market
	(MMcf/d)	Term	Average Price	Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	802	2005	6.74 US$/Mcf	$(533)
Colorado Interstate Gas (CIG)	114	2005	4.87 US$/Mcf	(63)
Other	110	2005	5.21 US$/Mcf	(64)

NYMEX Fixed Price	525	2006	5.65 US$/Mcf	(1,125)
Colorado Interstate Gas (CIG)	100	2006	4.44 US$/Mcf	(194)
Houston Ship Channel (HSC)	90	2006	5.08 US$/Mcf	(185)
Rockies	35	2006	4.45 US$/Mcf	(69)
Waha	30	2006	4.79 US$/Mcf	(62)
San Juan	16	2006	4.50 US$/Mcf	(32)

NYMEX Fixed Price	240	2007	7.76 US$/Mcf	(166)

Collars and Other Options
Purchased NYMEX Put Options	1,062	2005	5.66 US$/Mcf	(24)
NYMEX 3-Way Call Spread	180	2005	5.00/6.69/7.69 US$/Mcf	(19)

Purchased NYMEX Put Options	987	2006	6.69 US$/Mcf	(61)

Purchased NYMEX Put Options	240	2007	6.00 US$/Mcf	(4)

Basis Contracts
Fixed NYMEX to AECO Basis	908	2005	(0.67) US$/Mcf	182
Fixed NYMEX to Rockies Basis	263	2005	(0.49) US$/Mcf	62
Fixed NYMEX to CIG Basis	185	2005	(0.81) US$/Mcf	36
Other	267	2005	(0.35) US$/Mcf	43

Fixed NYMEX to AECO Basis	759	2006	(0.67) US$/Mcf	186
Fixed NYMEX to Rockies Basis	324	2006	(0.58) US$/Mcf	120
Fixed NYMEX to CIG Basis	301	2006	(0.83) US$/Mcf	99
Other	182	2006	(0.36) US$/Mcf	37

Fixed Rockies to CIG Basis	12	2007	(0.10) US$/Mcf	—
Fixed NYMEX to AECO Basis	401	2007-2008	(0.69) US$/Mcf	88
Fixed NYMEX to Rockies Basis	350	2007-2008	(0.63) US$/Mcf	188
Fixed NYMEX to CIG Basis	157	2007-2009	(0.75) US$/Mcf	120

Purchase Contracts
Fixed Price Contracts
Waha Purchase	27	2005	5.90 US$/Mcf	14
Waha Purchase	23	2006	5.32 US$/Mcf	43

Basis Contracts
Fixed NYMEX to Ventura	29	2005	(0.99) US$/Mcf	(5)

				(1,388)
Other Financial Positions *				(156)

Total Unrealized Loss on Financial Contracts				(1,544)
Unamortized Premiums Paid on Options				132

Total Fair Value Positions				$(1,412)

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management and gas storage optimization activities.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil
At September 30, 2005, the Company’s oil risk management activities from financial contracts had an unrealized loss of $231 million and a fair market value position of $(139) million. The contracts were as follows:

	Notional
	Volumes		Average Price	Fair Market
	(bbl/d)	Term	(US$/bbl)	Value

Fixed WTI NYMEX Price	37,000	2005	28.40	$(128)
Costless 3-Way Put Spread	9,000	2005	20.00/25.00/28.78	(31)
Unwind WTI NYMEX Fixed Price	(7,200)	2005	42.70	16
Purchased WTI NYMEX Call Options	(38,000)	2005	49.76	55
Purchased WTI NYMEX Put Options	35,000	2005	40.00	(6)

Fixed WTI NYMEX Price	15,000	2006	34.56	(171)
Unwind WTI NYMEX Fixed Price	(1,300)	2006	52.75	6
Purchased WTI NYMEX Call Options	(13,700)	2006	61.24	32
Purchased WTI NYMEX Put Options	57,000	2006	50.00	(3)

Purchased WTI NYMEX Put Options	43,000	2007	44.44	(4)

				(234)
Other Financial Positions *				3

Total Unrealized Loss on Financial Contracts				(231)
Unamortized Premiums Paid on Options				92

Total Fair Value Positions				$(139)

Total Fair Value Positions — Continuing Operations				$(117)
Total Fair Value Positions — Discontinued Operations				(22)

				$(139)

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
13. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2005.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)